Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

HELD ON 21 NOVEMBER 2019

The extraordinary general meeting (the “EGM”) was held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 21 November 2019 at 3:00 p.m., at which the ordinary resolutions in relation to the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll.

References are made to the Notice of EGM and the Circular regarding the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions of CNOOC Limited (the “Company”) dated 6 November 2019 (the “Notice and Circular”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as those defined in the Notice and Circular.

POLL RESULTS AT THE EGM

The EGM was held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 21 November 2019 at 3:00 p.m., at which the ordinary resolutions in respect of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll.

As at the date of the EGM, the total number of Shares in issue was 44,647,455,984. As explained in the Circular, OOGC, CNOOC BVI and their respective associates were required to, and did, abstain from voting in relation to the ordinary resolutions in respect of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps. As at the date of the EGM, OOGC, CNOOC BVI and their respective associates held in aggregate 28,772,727,273 Shares. Accordingly, the total number of Shares entitling the Independent Shareholders to attend and vote on the ordinary resolutions at the EGM was 15,874,728,711 representing approximately 35.6% of the total number of Shares in issue. There were no Shares entitling the holders to attend and abstain from voting in favour at the EGM as set out in Rule 13.40 of the Listing Rules.

The vote-taking at the EGM was scrutinised by representatives from Hong Kong Registrars Limited. The results of the poll at the EGM were as follows:

Ordinary Resolutions	Number of votes (%)
	For	Against
1. To approve the Non-exempt Continuing Connected Transactions	10,803,942,617 (99.932765%)	7,268,937 (0.067235%)

2. To approve the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions	10,812,519,294 (99.933659%)	7,177,905 (0.066341%)

By Order of the Board
CNOOC Limited
Wu Xiaonan
Joint Company Secretary

Hong Kong, 21 November 2019

As at the date of this announcement, the Board comprises the following:

Executive Director	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Lawrence J. Lau
Non-executive Director	Tse Hau Yin, Aloysius
Wang Dongjin (Chairman)	Qiu Zhi Zhong

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